# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RYVYL Inc., CIK 0001419275
CUSIP: 39366L307
Title of class of securities: Common Stock, $0.001 per value
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 10/29/2025
Amends the filing with accession number 0002007631-25-000008
Filed by CIK 0002007631
Persons authorized to receive notices and communications: Josh Lawler, 2029 Century Park E., Suite 400, Los Angeles, California (CA), 90067, 2135965620

## Reporting persons
- RTB DIGITAL INC. (CIK 0002007631): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 7,202,092; sole dispositive power 7,202,092; aggregate amount beneficially owned 7,202,092 (16.6% of the class)
  Comment: - The value in Row (7) (Sole voting power), Row (9) (Sole dispositive power), and Row 11 (Aggregate amount beneficially owned by each reporting person) represents the number of shares of common stock of Ryvyl Inc. that may be converted under the terms of the Series C Convertible Preferred Stock issued October 7, 2025 to the reporting person that are entitled to be counted for quorum and voted at all meetings of stockholders. It does not include 5,297,908 shares of common stock which are not beneficially owned for purposes of this Schedule 13D due to the beneficial ownership blocker provision of 19.9%.
  
  - The value in Row (13) (Percent of class represented by amount in Row 11) is based on 36,028,478 issued and outstanding shares of Ryvyl Inc. as of October 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 per value
Name of issuer: RYVYL Inc.
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, California (CA), 92108

## Item 2. Identity and Background
Name of person filing: RTB Digital, Inc. - James Heckman, the Chief Executive Officer of RTB Digital, Inc., has the authority to vote and dispose of the Series C Preferred Stock
Residence or business address:
4300 University Way NE, Suite C
Seattle, WA 98105
Present principal occupation or employment: RTB Digital, Inc. is a Delaware corporation operating a Web3-enabled media platform for major media brands and premium clients. RTB is engaged in developing and deploying digital media distribution technologies and is pursuing a strategic reverse merger transaction with RYVYL Inc., as described herein.
Criminal convictions in the last five years: During the past five years, neither RTB Digital, Inc. nor any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the past five years, neither RTB Digital, Inc. nor any of its officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or commodities laws, or finding any violation with respect to such laws.
Citizenship: Delaware (incorporated November 9, 2022, originally as Roundtable Media, Inc.; name changed to RTB Digital, Inc. on October 29, 2024)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Working Capital

## Item 4. Purpose of Transaction
Purpose of transaction: RTB Digital acquired 50,000 shares of RYVYL Series C Convertible Preferred Stock as part of a planned reverse merger transaction with RYVYL Inc. pursuant to the Agreement and Plan of Merger dated September 28, 2025 (the "Merger Agreement"). The Series C Preferred Stock currently may be converted into 12,500,000 shares of common stock, subject to the blocker provision of 19.9%, that was established October 29,2025 by mutual agreement between RYVYL INC. and RTB Digital, Inc. pursuant to the terms of the Certificate of Designation for the Series C Preferred Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate Number: 7,202,092
Percentage: 16.64%
Number of shares as to which each person has sole or shared power to vote or dispose: Sole Voting Power: 7,202,092 votes on an as-converted basis
Transactions in the class effected during the past sixty days:
RTB Digital entered into a Securities Purchase Agreement with RYVYL Inc. dated October 6, 2025, and closed the transaction on October 7, 2025. The Reporting Person acquired 50,000 shares of Series C Convertible Preferred Stock of the Issuer pursuant to the Securities Purchase Agreement dated October 6, 2025. The Series C Convertible Preferred Stock currently is convertible into shares of Common Stock at a Conversion Price of $0.40 per share, subject to adjustment for an aggregate of 12,500,000 shares of common stock, subject to the blocker provision.

Pursuant to Section 6(d) of the Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock filed with the Nevada Secretary of State, the Reporting Person was subject to a Beneficial Ownership Limitation that prohibited conversion of the Preferred Stock to the extent such conversion would result in the Reporting Person, together with its affiliates and attribution parties, beneficially owning in excess of 4.99% of the outstanding shares of Common Stock, modified on October 29, 2025, to be increased to 19.9%.

The modification to Section 6(d) of the Certificate of Designations for the Series C Convertible Preferred Stock also provided that the notice period was waived, hence as of October 29, 2025, RTB Digital, Inc. was eligible to vote the Series C Convertible Preferred Stock according to the Section 4 of the Certificate of Designations.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Agreement and Plan of Merger dated September 28, 2025
Incorporated by reference to Exhibit 2.1 of RYVYL's Form 8-K filed October 2, 2025 (SEC File No. 0001419275-25-001262)

Exhibit 2: Securities Purchase Agreement dated October 6, 2025
Incorporated by reference to Exhibit 10.1 of RYVYL's Form 8-K filed October 7, 2025 (SEC File No. 0001419275-25-001397)

Exhibit 3: Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock
Incorporated by reference to Exhibit 3.1 of RYVYL's Form 8-K filed October 7, 2025 (SEC File No. 0001419275-25-001397)

Exhibit 4: Registration Rights Agreement dated October 6, 2025
Incorporated by reference to Exhibit 4.3 of RYVYL's Form 8-K filed October 7, 2025 (SEC File No. 0001419275-25-001397)

Exhibit 5: Form of Warrant (Contingent)
Incorporated by reference to Exhibit 4.1 of RYVYL's Form 8-K filed October 7, 2025 (SEC File No. 0001419275-25-001397)

## Signatures
- RTB DIGITAL INC.: Giorgia Giordani, Giorgia Giordani, Law Clerk c/o Zuber Lawler LLP - POA Attached (12/08/2025)
Comment: Power of attorney attached in "Documents" section